

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Howard Lindzon
Chief Executive Officer and Director
Social Leverage Acquisition Corp I
8390 Via de Ventura, Suite F110-207
Scottsdale, AZ 85258

> **Re: Social Leverage Acquisition Corp I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 2, 2022**
> **File No. 001-40059**

Dear Howard Lindzon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance